UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LodgeNet Interactive Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of class of securities)
540211-10-9
(CUSIP number)

Danny Fox
Pension Corporation Co-Investment (GP) Limited
Hambro House, St Julian’s Court, St Julian’s Avenue, St Peter Port, Guernsey GY1 3ED
+44 1481 726 521

with a copy to:

Danielle D. Do, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
September 2, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 540211-10-9	13D	Page 2

1.	NAME OF REPORTING PERSON: Victorian Capital LP, Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,364,056 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,364,056 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,364,056 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.1% (see Item 5)
14.	TYPE OF REPORTING PERSON:		PN

CUSIP No. 540211-10-9	13D	Page 3

1.	NAME OF REPORTING PERSON: Pension Corporation Co-Investment (GP) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,364,056 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,364,056 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,364,056 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.1% (see Item 5)
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 540211-10-9	13D	Page 4

1.	NAME OF REPORTING PERSON: The Truell Charitable Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,364,056 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,364,056 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,364,056 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.1% (see Item 5)
14.	TYPE OF REPORTING PERSON:		OO

This Amendment No. 1 amends the Schedule 13D dated March 23, 2009 (the “Schedule 13D”), and is being filed by Victorian Capital LP, Incorporated (“Victorian Capital”), Pension Corporation Co-Investment (GP) Limited (“PCCI”) and The Truell Charitable Foundation (“TCF”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of LodgeNet Interactive Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D. This Amendment No. 1 is being filed to disclose the sale of shares of Common Stock, the replacement of SG Hambro Trust Company (Channel Islands) Limited (“SGH”), as the general partner of Victorian Capital, by PCCI, on August 4, 2009, and SGH ceasing to be a Reporting Person for purposes of the Schedule 13D as of such date.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

This Statement is filed by Victorian Capital, PCCI and TCF. Each of the foregoing entities is sometimes referred to herein as a “Reporting Person” and they are sometimes referred to herein collectively as the “Reporting Persons.”

Victorian Capital is a Guernsey limited partnership registered with a corporate body. Its principal business is investments, including its investment in Interactive Hotel Services Limited (“IHSL”). The principal business and office address of Victorian Capital is St Julian’s Court, St Julian’s Avenue, St Peter Port, Guernsey GY1 3ED.

PCCI is a Guernsey limited company. PCCI’s principal business is serving as the sole general partner of Victorian Capital and, in such capacity, PCCI has the authority to exercise voting and dispositive power over the investments of Victorian Capital, including over the shares of Common Stock. The principal business and office address of PCCI is St Julian’s Court, St Julian’s Avenue, St Peter Port, Guernsey GY1 3ED. The names, business addresses, present principal occupation or employment and citizenship of the directors and executive officers of PCCI are set forth in the attached Schedule A, which is incorporated herein by reference.

TCF is a trust formed under the laws of England and Wales. TCF’s principal business is investments and the making of grants having charitable objectives. As the sole shareholder of PCCI, TCF may be deemed to beneficially own the securities held by Victorian Capital. The principal business and office address of TCF is Hill Farm, Kelvedon Road, Inworth, Essex, CO5 9SX. The names, business addresses, present principal occupation or employment and citizenship of the trustees and executive officers of TCF are set forth on Schedule B, which is incorporated herein by reference.

During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers of PCCI or TCF, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows:

Victorian Capital began purchasing shares of Common Stock on November 7, 2008. The shares of Common Stock were acquired for investment purposes.

Victorian Capital presently intends to purchase, depending on market prices, additional shares of Common Stock (in open market transactions, privately negotiated transactions or otherwise) until the Reporting Persons beneficially own up to 9.9% of the total number shares of Common Stock outstanding. After reaching such level of ownership, Victorian Capital may purchase additional shares of Common Stock but has made no determination to do so. Even prior to reaching such level of ownership, Victorian Capital also presently intends to sell (in open market transactions, privately negotiated transactions or otherwise) some of the shares of Common Stock beneficially owned, depending on market prices.

Victorian Capital intends to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Victorian Capital, it may acquire additional shares of Common Stock or other Issuer securities and/or financial instruments, or dispose of all or part of the shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise.

Any acquisition or disposition may be effected by Victorian Capital at any time without prior notice.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending on various factors, including its investment in IHSL and those referenced above. The Reporting Persons may in the future acquire additional Common Stock of the Issuer and/or financial instruments of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer.

Representatives of the Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Persons, nor to their knowledge, any of the directors or executive officers of PCCI or TCF, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in the Securities of the Purchaser.

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of September 2, 2009, Victorian Capital was the direct beneficial owner of 1,364,056 shares of Common Stock, representing approximately 6.1% of the outstanding shares of Common Stock (based on 22,537,664 shares of Common Stock outstanding as of August 3, 2009, as reported in the Issuer’s Form 10-Q for the quarter fiscal ended June 30, 2009, filed with the Securities and Exchange Commission on August 7, 2009).

PCCI, as the sole general partner of Victorian Capital, has voting and dispositive power over the shares of Common Stock directly owned by Victorian Capital, and therefore may be deemed to beneficially own such shares. By virtue of its ownership of all of the outstanding ordinary shares of PCCI, TCF may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Victorian Capital. The filing of this Amendment No. 1 shall not be construed as an admission that either of PCCI or TCF is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the beneficial owner of shares covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that either of PCCI or TCF is the beneficial owner of any shares covered by this Amendment No. 1 for any other purpose than Section 13(d) of the Exchange Act.

Except as disclosed in this Item 5(a) and (b), as of September 2, 2009, none of the Reporting Persons, nor, to the best of their knowledge, any of PCCI’s or TCF’s directors or executive officers, beneficially owns any shares of Common Stock or presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c) During the past 60 days, Victorian Capital effected transactions with respect to the Common Stock on such dates, in such amounts and at such per share prices (excluding brokerage fees) as follows:

Trade Date	Shares Sold	Price per Share
September 2, 2009	112,000	$6.22

All such dispositions were through JP Morgan Cazenove Limited. To the best knowledge of the Reporting Persons, none of PCCI’s or TCF’s directors or executive officers has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2009

Victorian Capital LP, Incorporated

By: Pension Corporation Co-Investment (GP) Limited

its General Partner

By:	/s/ Christine Whitehorne
	Name:	Christine Whitehorne
	Title:	Director

Pension Corporation Co-Investment (GP) Limited

By:	/s/ Christine Whitehorne
	Name:	Christine Whitehorne
	Title:	Director

The Truell Charitable Foundation

By:	/s/ Kim Gozzett
	Name:	Kim Gozzett
	Title:	CEO

Schedule A

Directors and Executive Officers of Pension Corporation Co-Investment (GP) Limited

The name, present principal occupation or employment and citizenship of the directors and executive officers of Pension Corporation Co-Investment (GP) Limited are set forth below. The business address of each such director and executive officer is Hambro House, St Julian’s Court, St Julian’s Avenue, St Peter Port, Guernsey GY1 3ED.

Name And Position	Principal Occupation or Employment	Citizenship
Christine Whitehorne Director	Director – Institutional Fiduciary Services	British
John Loveless Director	Consultant – Institutional Fiduciary Services	British
Roger Le Tissier Director	Partner – Ogier	British
Edmund Truell Director	Founder – Pension Corporation LP	British

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Schedule B

Directors and Executive Officers of The Truell Charitable Foundation

The name, present principal occupation or employment and citizenship of the trustees and executive officers of The Truell Charitable Foundation are set forth below. The business address of each such trustee and executive officer is Hill Farm, Kelvedon Road, Inworth, Essex, CO5 9SX.

Name And Position	Principal Occupation or Employment	Citizenship
Kim Gozzett Chief Executive Officer	Chief Executive Officer – The Truell Charitable Foundation	British
John Loveless Trustee	Consultant – Institutional Fiduciary Services	British
Danny Truell Trustee	Head of the Asset/Liability Management Committee - Pension Corporation LP	British
Edmund Truell Trustee	Founder – Pension Corporation LP	British

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Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

12